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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)

                             LIFE TECHNOLOGIES, INC.
                            (NAME OF SUBJECT COMPANY)

                                 THOMAS W. SMITH
                               THOMAS N. TRYFOROS
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   53217 270 1
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 THOMAS W. SMITH
                               THOMAS N. TRYFOROS
                               323 RAILROAD AVENUE
                          GREENWICH, CONNECTICUT 06830
                                 (203) 661-1200
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 WITH A COPY TO:

                             JOEL I. GREENBERG, ESQ.
                             KAYE, SCHOLER, FIERMAN,
                               HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8201
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ITEM 1.  SECURITY AND SUBJECT COMPANY.

         The name of the subject company is Life Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 9800 Medical Center Drive, Rockville, Maryland 20850. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Shares"), of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER.

         This Statement relates to the unsolicited tender offer by Dexter Corporation, a Connecticut corporation ("Dexter"), and Dexter Acquisition Delaware, Inc., a Delaware corporation and a wholly owned subsidiary of Dexter (the "Purchaser"), to purchase all of the Shares currently outstanding and not owned directly or indirectly by the Purchaser or Dexter (the "Publicly Held Shares") at $37.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitutes the "Dexter Offer"). The Dexter Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated November 2, 1998, as amended by Amendment No. 1 on Schedule 14D-1/A, dated November 5, 1998, Amendment No. 2 on Schedule 14D-1/A, dated November 12, 1998, and Amendment No. 3 on Schedule 14D-1/A, dated November 23, 1998 (as amended and supplemented from time to time, the "Schedule 14D-1"), and in a Rule 13e-3 Transaction Statement on Schedule 13E-3, dated November 2, 1998, as amended by Amendment No. 1 on Schedule 13E-3/A, dated November 5, 1998, Amendment No. 2 on
Schedule 13E-3/A, dated November 12, 1998, and Amendment No. 3 on Schedule 13E-3/A, dated November 23, 1998, which have been filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended, and the rules promulgated by the Commission thereunder. As set forth in the Schedule 14D-1, the address of the principal executive offices of Dexter and the Purchaser is One Elm Street, Windsor Locks, Connecticut 06096.

ITEM 3.  IDENTITY AND BACKGROUND.

         (a) The names and business address of the persons filing this Statement (the "Filing Persons") are Messrs. Thomas W. Smith and Thomas N. Tryforos, 323 Railroad Avenue, Greenwich, Connecticut 06830. Each of Messrs. Thomas W. Smith and Thomas N. Tryforos has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 756,600 Shares and Mr. Thomas
W. Smith has sole power to vote and dispose of 70,300 Shares.

         (b) To the best knowledge of the Filing Persons, there is no contract, agreement, arrangement or understanding nor any actual or potential conflict of interest between the Filing Persons or their affiliates and: (1) the Company, its executive officers, directors or affiliates; or (2) Dexter or the Purchaser, its executive officers, directors or affiliates.


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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         (a) The Filing Persons are not advising holders of the Publicly Held Shares whether to accept or reject the Dexter Offer or to take any other action with respect to the Dexter Offer.

         (b) The Filing Persons believe that the Offer Price is inadequate and, accordingly, the Filing Persons (and, to the best knowledge of the Filing Persons, their affiliates) do not presently intend to tender their Shares pursuant to the Dexter Offer.

         The Filing Persons are long-term investors who have held substantially all of their investment in the Company since 1992 and who hold the Company's current management in high regard. The Filing Persons have visited and conferred with Company management many times and have visited various Company facilities. The Filing Persons believe that at the direction of current management the Company has made and incurred significant and appropriate capital investments and costs to improve the overall efficiency, quality, reputation and potential of the Company, including those (i) to expand and improve its international manufacturing capacity and research and development activities, (ii) to recruit and train its own international sales force and (iii) to build a new corporate headquarters and training facility to bring together various corporate activities. The Filing Persons believe the resulting potential for increasing per share free cash flow and earnings from the above and other corporate initiatives is not adequately reflected in the Offer Price.

         The Filing Persons have also noted that the Company reported in its
Schedule 14D-9, filed with the Commission on November 16, 1998 (the "Schedule 14D-9"), that the Special Committee of the Board of Directors of the Company (the "Special Committee")(1) determined, after consultation with, and review of analyses prepared by its financial advisor, Goldman, Sachs & Co., that Dexter's July 7, 1998 proposal (the "Proposal") to acquire all of the then outstanding Publicly Held Shares at a price of $37 per Share in cash -- the same price as the Offer Price -- would not adequately compensate the holders of Publicly Held Shares (the "Public Shareholders") for the inherent value of their Shares and consequently, the Special Committee was unwilling to recommend that the Public Shareholders accept the Proposal.(2)

----------------------

(1) As reported in the Schedule 14D-9, the Company's Board of Directors appointed the Special Committee to evaluate the Proposal.

(2) As reported in the Schedule 14D-1 and the Schedule 14D-9, on October 27, 1998, at a meeting of the Company's Board of Directors, the Special Committee informed the Company's Board of Directors that the Special Committee was not prepared to recommend the Proposal to the Public Shareholders. A representative of Dexter then disclosed to the Company's Board of Directors Dexter's withdrawal of the Proposal and its intention to commence the Dexter Offer. Following this disclosure, the Company's Board of Directors dissolved the Special Committee.


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ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Neither the Filing Persons nor any person acting on their behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on their behalf concerning the Dexter Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a) No transactions in the Shares have been effected during the past 60 days by the Filing Persons or, to the best of their knowledge, any affiliate of the Filing Persons.

         (b) See Item 4(b).

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         (a) Not applicable.

         (b) To the best knowledge of the Filing Persons, other than as described in the Schedule 14D-1 and the Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Dexter Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         See Item 3(a).

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Not applicable.

         (b) Not applicable.

         (c) Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 30, 1998



                                                     /s/ Thomas W. Smith
                                                  -----------------------------
                                                         Thomas W. Smith


                                                     /s/ Thomas N. Tryforos
                                                  -----------------------------
                                                         Thomas N. Tryforos


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